CERTIFICATE OF AMENDMENT TO THE

RESTATED CERTIFICATE OF INCORPORATION OF

MICROBOT MEDICAL INC.

Microbot Medical Inc. (the “Corporation”), a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies that:

1. The name of the Corporation is Microbot Medical Inc. and the Corporation was originally incorporated pursuant to the DGCL under the name Cellular Transplants, Inc. and the original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on August 2, 1988. The original certificate of incorporation was then restated on December 5, 1991 to change the name of the corporation to Cytotheraputics, Inc. The certificate of incorporation as restated was further amended on May 24, 2000 to change the name of the corporation to StemCells, Inc. The certificate of incorporation was restated on August 25, 2006. The certificate of incorporation as restated was further amended on November 28, 2016 to change the name of the corporation to Microbot Medical Inc. (as amended and restated, the “Certificate of Incorporation”).

2. Upon filing of this Certificate of Amendment to the Certificate of Incorporation, the Certificate of Incorporation shall be amended by amending Paragraph THREE of the Certificate of Incorporation to insert the following prior to Section 1 of Paragraph 3:

Pursuant to the DGCL, upon the filing of this Certificate of Amendment (this “Amendment”) to the Certificate of Incorporation (the “Effective Time”), each 15 shares of the Corporation’s common stock, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time (the “Old Shares”) shall automatically be combined into one validly issued, fully paid and non-assessable share of common stock without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). The Corporation shall not issue fractional shares in connection with the Reverse Stock Split. Holders of Old Shares who would otherwise be entitled to receive a fraction of a share on account of the Reverse Stock Split shall have their fractional share rounded up to the nearest whole number as of the Effective Time.

3. This Amendment was duly adopted in accordance with Section 242 of the DGCL. The Board of Directors duly adopted resolutions setting forth and declaring advisable this Amendment and directed that the proposed Amendment be considered by the stockholders of the Corporation. A meeting of stockholders was duly called upon notice in accordance with Section 222 of the DGCL and held on September 4, 2018, at which meeting the necessary number of shares were voted in favor of the proposed Amendment. The stockholders of the Corporation duly adopted this Amendment.

4. The remaining provisions of the Certificate of Incorporation are not affected by the aforementioned amendment and remain in full force and are not affected by this Amendment.

5. The foregoing Amendment shall be effective as of September 4, 2018.

IN WITNESS WHEREOF, said Corporation has caused this certificate to be signed this 4th day of September, 2018.

By:	/s/ Harel Gadot
Name:	Harel Gadot
Title:	CEO, President and Chairman of the Board